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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

18451C 10 9

(CUSIP Number)

November 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 18451C 10 9			Page 2 of 8 Pages

1.	Name of Reporting Person: Clear Channel Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): 88-0318078

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 315,000,000 (1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 315,000,000 (1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 90.0% (1)

12.	Type of Reporting Person: CO

(1) See response to Item 4 below.

13G
CUSIP No. 18451C 10 9			Page 3 of 8 Pages

1.	Name of Reporting Person: Clear Channel Communications, Inc.		I.R.S. Identification Nos. of above persons (entities only): 74-1787539

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 315,000,000 (1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 315,000,000 (1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 90.0% (1)

12.	Type of Reporting Person: CO

(1) See response to Item 4 below.

13G

CUSIP No. 671074 10 2	Page 4 of 8 Pages

Item 1(a).	Name of Issuer: Clear Channel Outdoor Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 East Basse Road San Antonio, Texas 78209

Item 2(a).	Name of Persons Filing:

Clear Channel Communications, Inc. (“Clear Channel”) Clear Channel Holdings, Inc. (“CC Holdings”)

CC Holdings is a subsidiary of Clear Channel. Clear Channel and CC Holdings are referred to herein collectively as the “Reporting Persons.”

An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business offices of Clear Channel and CC Holdings are located at:

200 East Basse Road San Antonio, Texas 78209

Item 2(c).	Citizenship:

Clear Channel is a Texas corporation and CC Holdings is a Nevada corporation.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value (see response to Item 4 below)

Item 2(e).	CUSIP Number: 18451C 10 9

Item 3.	Not Applicable

Item 4(a)-(c).	The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference. As of November 30, 2005, CC Holdings was the direct owner of all 315,000,000 outstanding shares of the Issuer’s Class B common stock. Clear Channel, indirectly through its subsidiary, may be deemed to have beneficial ownership of these shares. Each share of Class B common stock of the Issuer is convertible at any time into one share of Class A common stock subject to certain limited exceptions. The Class A common stock and Class B common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in the Issuer’s amended and restated certificate of incorporation or as required by law. Each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to 20 votes.
Accordingly, as of November 30, 2005, each Reporting Person beneficially owned 315,000,000 shares of Class A common stock, representing approximately 90% of the outstanding shares of the Issuer’s

13G

CUSIP No. 18451C 10 9	Page 5 of 8 Pages

Class A common stock and approximately 99% of the total voting power of the Issuer’s Class A common stock determined in accordance with Rule 13d-3 under the Securities Exchange Act (based on (i) 35,000,000 shares of Class A common stock reported as outstanding as of November 9, 2005, by the Issuer in its Registration Statement on Form S-1 filed with the Securities Exchange Commission on November 9, 2005 (Reg. no. 333-127375), plus (ii) 315,000,000 shares of Class A common stock issuable upon conversion of the shares of Class B common stock beneficially owned by the Reporting Persons).

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable

13G

CUSIP No. 18451C 10 9	Page 6 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2005	Clear Channel Holdings, Inc.
	By:	/s/ Mark P. Mays
		Name:	Mark P. Mays
		Title:	Chief Executive Officer

Clear Channel Communications, Inc.
	By:	/s/ Mark P. Mays
		Name:	Mark P. Mays
		Title:	Chief Executive Officer

13G

CUSIP No. 18451C 10 9	Page 7 of 8 Pages
EXHIBIT INDEX

Exhibit No.	Description

1	Agreement of Joint Filing